

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Douglas C. MacLellan
President and Chief Executive Officer
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

> **Re:** **Radient Pharmaceuticals Corporation**
> **Schedule 14A Filed February 1, 2010, as amended**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 001-16695**

Dear Mr. MacLellan:

We have completed our review of your above-referenced filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Rachel Schmierer
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 1610
        New York, New York 10004